UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 26 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 June, 2013 it purchased for cancellation 577,500 "B" Shares at a price of 2136.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,544,890,671

Release Date 27 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 June, 2013 it purchased for cancellation 910,000 "B" Shares at a price of 2176.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,543,980,671

Release Date 28 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 June, 2013 it purchased for cancellation 815,000 "B" Shares at a price of 2183.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,543,165,671

Release Date 1 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 July, 2013 it purchased for cancellation 780,000 "B" Shares at a price of 2181.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,542,385,671

Release Date 2 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 July, 2013 it purchased for cancellation 625,000 "B" Shares at a price of 2176.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,541,760,671

Release Date 3 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 July, 2013 it purchased for cancellation 710,000 "B" Shares at a price of 2154.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,541,050,671

Release Date 4 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 July, 2013 it purchased for cancellation 1,190,000 "B" Shares at a price of 2185.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,539,860,671

Release Date 5 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 July, 2013 it purchased for cancellation 1,032,000 "B" Shares at a price of 2200.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,538,828,671

Release Date 8 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 July, 2013 it purchased for cancellation 690,000 "B" Shares at a price of 2218.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,538,138,671

Release Date 9 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 July, 2013 it purchased for cancellation 775,000 "B" Shares at a price of 2241.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,537,363,671
Release Date 10 July 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 July, 2013 it purchased for cancellation 809,759 "B" Shares at a price of 2258.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,536,553,912

Release Date 11 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 July, 2013 it purchased for cancellation 1,180,000 "B" Shares at a price of 2297.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,535,373,912

Release Date 12 July 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 July, 2013 it purchased for cancellation 865,000 "B" Shares at a price of 2313.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,534,508,912

Release Date 15 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 July, 2013 it purchased for cancellation 665,019 "B" Shares at a price of 2309.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,533,843,893

Release Date 16 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 July, 2013 it purchased for cancellation 1,107,359 "B" Shares at a price of 2311.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,532,736,534

Release Date 17 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 July, 2013 it purchased for cancellation 620,000 "B" Shares at a price of 2315.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,532,116,534

Release Date 18 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 July, 2013 it purchased for cancellation 894,984 "B" Shares at a price of 2333.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,531,221,550

Release Date 19 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 July, 2013 it purchased for cancellation 1,125,000 "B" Shares at a price of 2318.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,530,096,550

Release Date 22 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 July, 2013 it purchased for cancellation 856,608 "B" Shares at a price of 2322.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,529,239,942

Release Date 23 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 July, 2013 it purchased for cancellation 755,000 "B" Shares at a price of 2316.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,528,484,942

Release Date 24 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 July, 2013 it purchased for cancellation 705,000 "B" Shares at a price of 2326.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,527,779,942

Release Date 25 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 July, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2321.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,527,179,942

Release Date 26 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 July, 2013 it purchased for cancellation 475,000 "B" Shares at a price of 2318.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,526,704,942

Release Date 29 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 July, 2013 it purchased for cancellation 715,000 "B" Shares at a price of 2303.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,525,989,942

Release Date 30 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 July, 2013 it purchased for cancellation 790,000 "B" Shares at a price of 2305.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,525,199,942

Release Date 31 July 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 31 July, 2013 it purchased for cancellation 795,000 "B" Shares at a price of 2328.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,524,404,942

Release Date 1 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 August, 2013 it purchased for cancellation 973,000 "B" Shares at a price of 2216.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,523,431,942

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 2 August 2013	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary